UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ **May 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada   V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Interim Financial Statements: Six Months Ended 3/31/2010
2. Exhibit 99.2 – Financial Statements: Management's Discussion/Analysis
3. Exhibit 99.3 – Form 52-109F2: CEO Certification of Interim Filings
4. Exhibit 99.4 – Form 52-109F2: CFO Certification of Interim Filings
5. Exhibit 99.5 – Press Release; June 7,2010;
6. Exhibit 99.6 – MCR; June 7, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx**   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: June 17, 2010   By \s\ Gary Freeman
                                   Gary Freeman, President/CEO/Director

Exhibit 99.1

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

Consolidated Financial Statements
For the six-months ended March 31, 2010 and 2009

(Expressed in Canadian Dollars)

(Prepared by Management)

Contents

Consolidated Financial Statements

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Balance Sheets
(Canadian Dollars)

	March 31 2010	September 30 2009 Restated Note 2(a)
Assets		
Current		
Cash and cash equivalents (note 4)	$ 12,071,009	$ 15,553,239
Amounts receivable	887,490	688,976
Due from related parties (note 10(a)(i))	18,596	19,419
Prepaid expenses and deposits (note 10(b))	287,159	126,556
Total current assets	13,264,254	16,388,190
Property and equipment (note 6)	1,138,856	307,237
Mineral properties (note 7 and Schedule 1)	4,880,075	4,716,904
Total assets	$ 19,283,185	$ 21,412,331
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 21,160	$ 227,517
Due to related parties (note 10(a)(ii))	25,679	26,380
	46,839	253,897
Shareholders' Equity		
Share capital (note 8)	61,539,253	61,393,374
Contributed surplus	7,603,038	7,215,180
Deficit accumulated in the exploration stage	(49,905,945)	(47,450,120)
Total shareholders' equity	19,236,346	21,158,434
Total liabilities and shareholders' equity	$ 19,283,185	$ 21,412,331

Nature of operations (note 1)
Commitments (notes 7 and 13)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)   *"Gary Freeman" (signed)*

Chris Theodoropoulos, Director   Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

2

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)
(unaudited)

| | Three Months Ended March 31 | | Six Months Ended March 31 | |
| | 2009 | 2008 | 2009 | 2008 |
		Restated Note 2	Restated Note 6, 7(a)(i)	Restated Note 2
Expenses				
Stock-based compensation (note 8(g)(i))	$ 354,930	$ 88,558	$ 425,822	$ 717,639
Consultants	220,793	273,853	516,749	586,475
Salaries	47,602	69,528	103,732	154,309
Legal and audit	33,657	33,236	67,927	56,767
Office and administration	82,791	68,609	170,934	130,430
Investor Relations	66,326	85,474	131,217	123,289
Travel	76,059	64,577	121,472	118,019
Transfer agent, and filing fees	25,105	99,405	45,949	104,376
Property exploration costs	471,076	156,218	974,638	847,301
Amortization	6,614	2,790	10,558	5,739
	(1,384,953)	(942,248)	(2,568,998)	(2,844,344)
Other Income (Expenses)				
Investment and other income	20,582	149,496	88,046	192,322
Foreign exchange gain (loss)	29,364	(74,789)	25,131	341,104
Write-off of mineral properties	-	-	(4)	-
	49,946	74,707	113,173	533,426
Net Loss and Comprehensive				
Loss for Period	(1,335,007)	(867,541)	(2,455,825)	(2,310,918)
Deficit, Beginning of Period	(48,570,938)	(43,898,690)	(47,450,120)	(42,455,313)
Deficit, End of Period	$ (49,905,945)	$ (44,766,231)	$ (49,905,945)	$ (44,766,231)
Loss per Share	$ 0.03	$ 0.02	$ 0.05	$ 0.05
Weighted Average Number of				
Common Shares Outstanding	47,355,238	43,009,890	47,355,238	43,009,890

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital		Contributed Surplus	Deficit accumulated in the exploration stage	Total Shareholders' Equity
	Shares	Amount			
				Restated – Note 2(a)	
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (42,455,313)	$21,411,087
Shares issued during the year					
For cash					
Private placements, net of share issue costs (note 8(c)(i))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 7(a)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 7(a)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 8(g)(i))	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(4,994,807)	(4,994,807)
Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(47,450,120)	$21,158,434
Shares issued during the year					
For cash					
Exercise of options	80,000	48,000	-	-	48,000
For mineral property (note 7(a)(ii))	40,483	59,915	-	-	59,915
Transfer of contributed surplus to share capital on exercise of options	-	37,964	(37,964)	-	-
Stock-based compensation for the year (note 8(g)(i))	-	-	425,822	-	425,822
Net loss for the year	-	-	-	(2,455,825)	(2,455,825)
Balance, March 31, 2010	47,433,812	$61,539,253	$7,603,038	$(49,905,945)	$19,236,346

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
 (An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

	Three Months Ended March 31,		Six Months Ended March 31	
	2010	**2009** Restated Note 2	**2010** Restated Note 6, 7(a)(i)	**2009** Restated Note 2
Operating Activities				
Net loss for the period	$ (1,335,007)	$ (867,541)	$ (2,455,825)	$ (2,310,918)
Items not involving cash:				
Amortization	6,614	2,790	10,558	5,739
Stock-based compensation	354,930	88,558	425,822	717,639
Write off of mineral properties	-	-	4	-
Future income tax expense	-	91	-	(5,376)
Unrealized loss/(gain)				
on foreign exchange	(652)	(40,304)	(2,633)	16,160
Changes in operating assets				
and liabilities:				
Amounts receivable	(111,109)	(124,786)	(198,514)	28,850
Prepaid expenses	(5,236)	11,609	(160,603)	109,957
Accounts payable and				
accrued liabilities	(110,494)	29,920	(206,357)	(14,230)
Total cash flows used in				
Operating Activities	(1,200,954)	(899,663)	(2,587,548)	(1,452,179)
Investing Activities				
Expenditures on property				
and equipment	(81,219)	1,250	(842,177)	(276,040)
Expenditures and advances				
on mineral properties	(103,260)	(121,131)	(103,260)	(822,987)
Total cash flows used in				
Investing Activities	(184,479)	(119,881)	(945,437)	(1,099,027)
Financing Activities				
Proceeds from issuance of				
Common shares and share				
subscriptions, net of issue costs	42,000	36,255	48,000	36,255
Due from related parties	(13,568)	(7,255)	122	(8,769)
Cash Provided by Financing				
Activities	28,432	29,000	48,122	27,486
Foreign exchange effect on cash	652	40,304	2,633	(16,160)
Increase / (Decrease) in Cash				
and Cash Equivalents	(1,356,349)	(950,240)	(3,482,230)	(2,539,880)
Cash and Cash Equivalents,				
Beginning of Period	13,427,358	16,460,141	15,553,239	18,049,781
Cash and Cash Equivalents,				
End of Period	$ 12,071,009	$ 15,509,901	$ 12,071,009	$ 15,509,901

Supplemental disclosure with respect to cash flows (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

1.   **NATURE OF OPERATIONS**

Pediment Gold Corp (the "Company") is governed under the *Business Corporations Act* (British Columbia) and is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.

On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp. As of March 2, 2009, the Company's shares were delisted from the TSX Venture Exchange ("TSX-V") and commenced trading on the Toronto Stock Exchange ("TSX").

The Company reported a net loss of $2,455,825 (2008 - $2,310,918) for the six months ended March 31, 2010 and has an accumulated deficit of $49,905,945 as at March 31, 2010 (2008 - $44,766,231). As at March 31, 2010, the Company had $13,217,415 (2008 - $16,127,636) in working capital, which is sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended September 30, 2009.

(a)   Equipment

Equipment is recorded at cost and amortized using the following annual rates and methods:

Computer equipment	-30% declining balance
Office furniture	-20% declining balance
Vehicles	-25% straight-line
Mining equipment	-12% straight-line
Leasehold improvements	-20% straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

Leasehold improvements are amortized over the remaining life of the lease, which is five years.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)   Future changes in accounting policies (Continued)

(i)   International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is being carried out. The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.

The Company is in the preproduction stage and therefore has not yet adopted accounting policies that a producing company needs. In a number of cases, the Company will be adopting IFRS as an initial policy, rather than a change from existing policies to IFRS. The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

Revenue Recognition: As the Company has never had any revenue to report, it will be adopting appropriate policies to satisfy IFRS policies.

Property, Plant and Equipment: IFRS requires that the Company identify different components of its fixed assets. As this has been the Company's practice, compliance will not result in a change. Assets have been identified in accordance with their useful lives in order to properly amortize their cost to operations.

In accordance with normal practices within the mining industry, the estimated life of mine will affect the amortization rates in some categories, and this estimate is subject to change as the mine progresses through production, resulting in revised amortization rates from time to time.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Property, Plant and Equipment: (continued)

IFRS allows the revaluation of assets at fair value. The current book values of equipment are sufficiently close to fair value that no adjustment is considered necessary. The Company will adopt the cost model to determine the carrying value of equipment.

The carrying costs of the Company's mineral properties reflects only the costs of acquisition; the carrying value does not reflect the costs of exploration, drilling, evaluation, testing and independent review.   IFRS permits the capitalization of exploration costs prior to the establishment of ore reserves that would support the economic viability of a project.   The Company's policy is to expense all costs incurred until a successful economic evaluation under NI 43-101 standards is reached, which could potentially result in the understatement of the value of certain mineral properties that do reach the development stage.

Contributed Surplus: There are a number of small presentation and disclosure differences between Canadian GAAP and IFRS. The small differences noted are not expected to have a significant difference on the Company. However, the 'Contributed Surplus' should be described as 'Other reserves' or 'Share-based payment reserves' under IFRS.

Stock-based compensation: There are a number of differences in accounting for stock-based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on the Company. No significant impact is expected.

Financial Instruments: The Company's current financial instruments are simple and require no analysis. Should the Company enter into hedging agreements on any future production; the requirements of IFRS will be followed.

Impairment tests: Impairment tests have been applied on the carrying value of projects on a quarterly basis, as required under Canadian GAAP. Although the methodology of testing for impairment under IFRS is slightly different, no complications are expected on the transition to IFRS,

Income Taxes: An analysis of IFRS requirements will be done when the new standards become available. With no current revenues or taxable income, and with no anticipated contentious issues regarding the tax value of assets or non-capital losses carried forward, no complications are anticipated.

Financial Disclosure: Based on publications to date, none of the requirements to comply with reporting under IFRS presents any foreseeable difficulty.

In summary, an analysis of the requirements for making the transition to IFRS and the subsequent compliance for financial reporting purposes indicates there should not be any difficulty, due to the simplicity of the Company's current operations and the fact that IFRS will be adopted as initial policy in most cases, rather than a change from an existing policy.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

3. **CHANGE IN ACCOUNTING POLICY**

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported March 31, 2009 consolidated financial statements is as follows:

	As previously reported	Restatement	As restated
Mineral properties – Mar 31, 2009	13,842,092	(9,191,542)	4,650,550
Exploration expenses for the period ended Mar 31,2009	25,748	821,553	847,301
Loss for the period ended Mar 31, 2009	1,489,365	821,553	2,310,918
Loss per share for the period ended Mar 31, 2009	0.03	0.02	0.05
Deficit at Mar 31, 2009	35,837,317	8,928,914	44,766,231

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated
Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313
Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

4.   **FINANCIAL INSTRUMENTS**

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

The fair value of financial instruments is summarized as follows:

Financial Assets	March 31, 2010		September 30, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 12,071,009	$ 12,071,009	$ 15,553,239	$ 15,553,239
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 22,334	$ 22,334	$ 25,726	$ 25,726
Due from related parties	$ 18,596	N/A	$ 19,419	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 21,160	$ 21,160	$ 227,517	$ 227,517
Due to related parties	$ 25,679	N/A	$ 26,380	N/A

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

4.   **FINANCIAL INSTRUMENTS** (Continued)

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	March 31, 2010	September 30, 2009
Held at major Canadian financial institutions:		
Cash	$ 270,902	$ 5,137,947
Cash equivalents	11,776,428	10,271,727
	12,047,330	15,409,674
Held at major Mexican financial institutions:		
Cash	23,679	143,565
Total cash and cash equivalents	$12,071,009	$15,553,239

Included in cash equivalents at March 31, 2010 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2009 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 (2009 – September 8, 2009 and December 10, 2009).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

4. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has sufficient cash and cash equivalents at March 31, 2010 in the amount of $12,071,009 (2009 - $15,509,901) in order to fund its 2010 operating and exploration expenditures and to continue operations through fiscal 2011. At March 31, 2010, the Company had accounts payable and accrued liabilities of $21,160 (2009 - $182,797) and amounts due to related parties of $25,679 (2009 - $nil), which will become due for payment within three months.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

Interest rate risk consists of two components:

(a) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2010 and 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

4. **FINANCIAL INSTRUMENTS** (Continued)

(c) Market risk (continued)

(ii) Foreign currency risk (continued)

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at March 31, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes	
	2010	2009
CDN $: MXN peso exchange rate variance	+9%	+11%
Net loss and comprehensive loss	$ 72,722	$ 64,072
CDN $: MXN peso exchange rate variance	-9%	-11%
Net loss and comprehensive loss	$ (89,062)	$ (107,374)

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

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5.   **CAPITAL MANAGEMENT**

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

6.   **PROPERTY AND EQUIPMENT**

	2010			2009		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 50,157	$ 26,225	$ 23,932	$ 32,005	$ 21,811	$ 10,194
Office furniture	29,675	11,280	18,395	28,370	9,508	18,862
Vehicles	43,501	6,602	36,899	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Leaseholds	41,945	4,194	37,751			
Land	787,124	-	787,124	205,298	-	205,298
Water Rights	177,425	-	177,425	-	-	-
	$ 1,187,157	$ 48,301	$ 1,138,856	$ 341,751	$ 34,514	$ 307,237

At March 31, 2010, the Company's mining equipment is under development; therefore, it will be amortized once it is ready for use.

As at December 31, 2009, property and equipment was retroactively restated by $177,425 to capitalize the acquisition costs of the water rights, which were previously expensed.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

7.   MINERAL PROPERTIES

	March 31 2010	September 30 2009
San Antonio	2,529,862	2,529,862
La Colorada	2,350,213	2,187,038
Others	-	4
	4,880,075	**4,716,904**

(a)   The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)   San Antonio Project

The San Antonio project is located in the state of Baja California Sur, Mexico.

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, which owned the 6 original concessions that made up the San Antonio project.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 8(c)(v)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The four concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be on a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 8(c)(iv).

On December 13, 2009, the Company entered into a promissory agreement whereby the Ejido San Antonio sold outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($581,826) which purchase price has been allocated to land. The Company is currently arranging for the transfer of legal title to the land.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

7.   MINERAL PROPERTIES (Continued)

   (a)   (Continued)

      (i)   San Antonio Project (continued)

         On December 13, 2009, the Company entered into a rental agreement, called a "temporary occupation agreement", securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project. The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company's concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

         As at December 31, 2009, prepaid expenses were retroactively restated to include $142,624 relating to the advanced payments pursuant to the temporary occupation agreement, which had been previously expensed.

      (ii)   La Colorada Project

         On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

         On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

         Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

         The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

7.   **MINERAL PROPERTIES** (Continued)

   (a)   (Continued)

      (ii)   La Colorada Project (continued)

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

On February 12, 2008, the Company entered into an option agreement to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the option agreement, dated February 12, 2008 which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 ($102,491 paid)
US$100,000 – March 23, 2009 ($121,131 paid)
US$100,000 – March 3, 2010 ($103,260 paid)
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 (note 8(c)(iii))
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010 (Issued 40,483 common shares valued at $59,915 (note 8(c)(i))
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advance payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground as well as additional exploration potential west of the pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

8.   **SHARE CAPITAL**

(a)   Authorized - Unlimited number of common shares without par value

(b)   Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at March 31, 2010, there are no common shares held in escrow (2009 – nil).

(c)   Private placements and shares issued for property

(i)   On March 3, 2010 40,843 common shares were issued for the acquisition of mineral concessions (note 7(a)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $59,915.

(ii)   On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011. As part of the finder's fee arrangement, $145,035 was paid in cash and 257,840 finder's warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(iii)   During the year ended September 30, 2009, 75,760 common shares were issued for the acquisition of mineral concessions (note 7(a)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

8.   **SHARE CAPITAL** (Continued)

(c)   Private placements and shares issued for property (Continued)

(iv)   During the year ended September 30, 2009, 2,500,000 common shares were issued for the acquisition of the San Antonio Project (note 7(a)(i)). The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(d)   Stock options

Pursuant to the policies of the TSX, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

8.   **SHARE CAPITAL** (Continued)

(d)   Stock options (Continued)

A summary of the status of the Company's outstanding and exercisable stock options at March 31, 2010 and 2009 and changes during the years then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price
Balance, September 30, 2008	3,642,500	3,392,500	$	1.61
Exercised	(62,500)	(62,500)	$	0.58
Vested in year	-	150,000	$	1.88
Cancelled / Forfeited	(1,797,500)	(1,797,500)	$	1.97
Granted	1,270,000	1,270,000	$	0.60
Balance, March 31, 2009	3,052,500	2,952,500	$	1.00
Balance, September 30, 2009	3,772,500	3,547,500	$	0.98
Exercised	(80,000)	(80,000)	$	0.60
Vested in year	-	75,000	$	1.08
Cancelled / Forfeited	-	-	$	-
Granted	600,000	425,000	$	1.40
Balance, March 31, 2010	4,292,500	3,967,500	$	1.01

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

8.   **SHARE CAPITAL** (Continued)

(d)   Stock options (Continued)

The following summarizes information about options outstanding at March 31, 2010 and 2009:

Expiry Date	Exercise Price	March 31 2010	March 31 2009
April 4, 2009	$0.85	-	80,000
February 12, 2010	$0.60	-	50,000
July 21, 2010	$0.50	25,000	25,000
July 21, 2010	$0.63	290,000	290,000
April 25, 2011	$0.80	415,000	415,000
August 2, 2011	$0.55	205,000	205,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	37,500
April 27, 2012	$0.78	50,000	50,000
June 17, 2013	$1.60	1,100,000	1,100,000
December 12, 2013	$0.60	550,000	750,000
May 4, 2011	$0.90	200,000	-
May 4, 2012	$0.90	100,000	-
May 11, 2010	$0.84	80,000	-
May 11, 2014	$0.84	590,000	-
December 9, 2010	$1.37	200,000	-
December 9, 2014	$1.37	100,000	-
February 12, 2015	$1.47	150,000	-
March 18, 2015	$1.40	150,000	-
		4,292,500	3,052,500

(e)   Warrants

At March 31, 2010, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at March 31, 2010
$ 0.90	March 30, 2011	1,611,500	-	-	-	1,611,500
		1,611,500	-	-	-	1,611,500

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

8.   **SHARE CAPITAL** (Continued)

(e)   Warrants (Continued)

At March 31, 2009, the Company has outstanding warrants to purchase an aggregate 3,237,115 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at March 31, 2010
$ 1.05	November 2, 2008	232,000	-	-	(232,000)	-
$ 2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$ 2.05	February 21, 2009	131,174	-	-	(131,174)	
$ 3.75	June 3, 2009	2,975,150	-	-	-	2,975,150
$ 3.80	June 3, 2009	261,965	-	-	-	261,965
		5,398,348	-	-	(2,161,233)	3,237,115

(f)   Finder's warrants

At March 31, 2010, the Company has outstanding finder's warrants as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at March 31, 2010
$ 0.83	March 30, 2011	257,840	-	-	-	257,840

The 257,840 finder's warrants are exercisable at $0.83 per warrant until March 30, 2011 for regular units where each regular unit consists of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

At March 31, 2009, the Company had no finder's warrants outstanding.

(g)   Stock-based compensation

(i)   The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2010	2009
Salaries – employees/directors	$ 344,585	$ 563,771
Consultants	34,439	153,868
Investor relations	46,798	-
	$ 425,822	$ 717,639

22

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

8.   **SHARE CAPITAL** (Continued)

(g)   Stock-based compensation (Continued)

(i)   (Continued)

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2010	2009
Risk-free interest rate	1.96%	2.15%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	86.5%	101.66%
Expected option life in years	3.67	5.00
Fair value at grant date	$0.80	$0.61

Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

8. **SHARE CAPITAL** (Continued)

(h) Shares reserved for issuance at March 31, 2010 and 2009 are as follows:

	2010	2009
Outstanding at March 31	47,433,812	43,944,587
Stock options (note 8(d))	4,292,500	3,052,500
Warrants (note 8(e))	1,611,500	3,237,115
Finder's warrants (note 8(f))	386,760	-
Fully diluted at March 31	53,724,572	50,234,202

9. **INCOME TAXES**

At the last fiscal year end, the Company has approximate non-capital losses of $18,656,000 in Canada and Mexico that may be carried forward to apply against future years' income. These losses expire as follows:

	Canada	Mexico	Total
2010	$ 85,000	$ -	$ 85,000
2012	-	63,000	63,000
2013	-	37,000	37,000
2014	-	25,000	25,000
2015	585,000	23,000	608,000
2016	-	90,000	90,000
2017	-	4,443,000	4,443,000
2018	-	4,902,000	4,902,000
2026	1,070,000	3,797,000	4,867,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,208,000	-	1,208,000
	$ 5,276,000	$ 13,380,000	$ 18,656,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as their realization is not more likely than not.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

10. RELATED PARTY TRANSACTIONS

(a) The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

 (i) As at March 31, 2010, $18,596 (2009 - $12,085) is due from a company with common directors for its share of rent and improvements for shared office space.

 (ii) As at March 31, 2010, $25,679 (2009 - nil) is due to directors/officers of the Company for director and consulting fees.

(b) As at March 31, 2010, $21,000 (2009 - $21,000) of prepaid expenses relates to a one month advance on consulting fees paid to a company with a common director.

(c) Included in consulting fees is $210,000 (2009 - $212,427) of which $120,000 (2009 - $120,000) was charged by a company owned by a director and $90,000 (2009 - $92,427) by a director for consulting services.

(d) Included in consulting fees is $46,000 (2009 – $42,000) paid to directors for directors' fees.

(e) Rent of $13,800 (2009 - $13,800) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Non-cash transactions for the quarter ended March 31		
Shares issued for acquisition of subsidiary	$ -	$ 1,175,000
Shares issued for mineral properties	$ 59,915	$ 65,745
Accounts payable related to mineral properties	$ -	$ -
Other supplemental cash flow information		
Cash paid during the year for		
Interest expense	$ -	$ -
Income tax expense	$ -	$ -

12. SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The capital assets (including mineral properties) and total assets identifiable with these geographic areas at March 31 are as follows:

	2010	2009
Capital assets (including mineral properties)		
Canada	$ 61,815	$ 12,021
Mexico	5,779,691	4,949,599
	$ 5,841,506	$ 4,961,620
Total assets		
Canada	$ 12,259,217	$ 15,568,619
Mexico	6,714,447	5,704,142
	$ 18,973,664	$ 21,271,603

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

---

13.   **COMMITMENT**

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$	53,058
2011		106,116
2012		106,116
2013		106,116
2014		106,116
2015		35,372
	$	512,894

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 – Mineral Property Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

		As at March 31, 2010						
		San Antonio Project		La Colorada Project		Other Projects		Total
Acquisition costs – September 30, 2009	$	2,529,862	$	2,187,038	$	4	$	4,716,904
Acquisition during period		-		163,175		(4)		163,171
Balance, March 31, 2010	$	2,529,862	$	2,350,213	$	-	$	4,880,075

Restated – Note 2(a)

		As at March 31, 2009						
		San Antonio Project		La Colorada Project		Other Projects		Total
Acquisition costs – September 30, 2008	$	1,354,862	$	1,297,697	$	4	$	2,652,563
Acquisition during period		1,175,000		822,987		-		1,997,987
Balance, December 31, 2008	$	2,529,862	$	2,120,684	$	4	$	4,650,550

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 2 – Exploration Costs
(Canadian Dollars)
For the six months ended March 31, 2010, 2009

<u>Cumulative Exploration Expenses</u>

	As at March 31, 2010			
	San Antonio Project	La Colorada Project	Other	Total
Geological services	$ 181,288	$ 182,343	$ -	$ 363,632
Geophysical	82,187	-	-	82,187
Tax on surface rights	36,660	54,914	76,058	167,632
Drilling, sampling and testing	-	255,959	-	255,959
Leasing	32,651	-	-	32,651
Miscellaneous	54,690	17,888	-	72,578
	$ 387,476	$ 511,104	$ 76,058	$ 974,638

Restated – Note 2(a)

	As at March 31, 2009			
	San Antonio Project	La Colorada Project	Other	Total
Geological services	$ 348,200	$ 129,292	$ -	$ 477,492
Geophysical	-	-	-	-
Tax on surface	32,450	47,650	55,435	135,535
Drilling, sampling and testing	45,144	9,895	-	55,039
Technical assistance	11,268	2,456	-	13,724
Leasing	-	7,275	-	7,275
Miscellaneous	129,581	28,655	-	158,236
	$ 566,643	$ 225,223	$ 55,435	$ 847,301

Exhibit 99.2

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

**FOR THE SIX MONTHS ENDED
MARCH 31, 2010**

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

EXECUTIVE SUMMARY

Pediment Gold Corp (the "Company") is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately working towards commercial production of gold and silver in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

As at March 31, 2010, the Company had consolidated working capital of $13,217,415. For fiscal 2010, the Company has allocated $8.4 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects. The Company has sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz. The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend. A recently performed resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora State in north western Mexico. The 100%-owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres and results are expected in early fiscal 2010. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at May 14, 2010, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,513,812
Stock options (vested and unvested)	4,182,500
Warrants	1,611,500
Finder's warrants	386,760
Fully Diluted shares outstanding	53,694,572

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

1.0   INTRODUCTION

This Management's Discussion and Analysis ("MD&A") includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp ("the Company" or "Pediment") for the six months ended March 31, 2010, 2009. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. This MD&A was prepared with information available as of May 15, 2010. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0   FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always. Identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "designed", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", and similar expressions. These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct. The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0   DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development. The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors for advancing the Company's projects to production are dependent on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico. Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Annual Report as filed via SEDAR on December 23, 2009, available at www.sedar.com and under the heading "Risks and Uncertainties" listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

4.0   OVERALL PERFORMANCE

During the six months ended March 31, 2010, the Company expended a total of $974,638 in exploration expenses relating to its mineral properties.   The total exploration expenses included $387,476 in expenditures on its San Antonio project and $511,104 on its La Colorada project, with the remaining $76,058 being expended on the annual tax payments relating to the Company's other concessions.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

During the six months ended March 31, 2010, the Company purchased 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$581,826 - paid); this amount has been allocated to land.

Stock-based compensation expense, a non-cash item, was $425,822 during the six months ended March 31, 2010.

5.0   **PROJECT UPDATES**

San Antonio Project

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, which owned the 6 original concessions that made up the San Antonio project.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Este and Triunfo Oeste Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500.

On July 3, 2008, the Company acquired the El Triunfo concession group from the Mexican Geological Survey, a group of adjacent concessions in the San Antonio district. The four concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $0.47 each for a total value of $1,175,000, which has been allocated to the acquisition cost of the San Antonio project.

NI 43-101 Compliant Technical Report and Resource Update, San Antonio Gold Project, November 29, 2009

The company has released a NI 43-101 compliant Technical Report and Resource Update for the San Antonio Gold Project dated November 29, 2009. This report updates project activities since the previous NI 43-101 compliant Technical Report and Mineral Resource Estimate dated June 30, 2008. Primarily, the two items of the report that have changes are the Mineral Resource Estimate and Metallurgical Testing, and they are summarized below.

2009 Mineral Resource Estimate for Los Planes – Las Colinas

Subsequent to the 2008 NI 43-101 compliant technical report being completed for the San Antonio project, the Company completed an additional 16,699 metres of drilling. On August 25, 2009, the Company issued a news release announcing that an update to Chapter 17 of the original technical report had been conducted by independent consultant Gary Giroux of Giroux Consultants Ltd.

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008). This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using Ordinary Kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4g/t cut off was chosen as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Surface and Access Rights

As reported December 1, 2009 the company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of $200,000 Pesos (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is $600,000 Pesos, or approximately CDN$47,000, plus annual inflation escalations.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$581,826 - paid). The parties also signed a separate agreement to transfer rights to certain waste rock or 'dump' material within the Company's concession areas to the Ejido San Antonio.

The company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Testing

In 2008 bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, the Company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories. Results of recently completed studies are presented below.

Metcon 2009 Column Leach Test Results on Los Planes Material

Sample	Type	Crush Size	Head Grade		Extraction		Consumption	
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	oxide	3/8	0.88	0.29	**80.65**	64.13	0.06	1.80
CL-02	oxide	1 ½	0.96	0.18	**75.15**	61.39	0.06	1.58
CL-03	mixed	3/8	0.85	0.11	**71.87**	35.59	0.33	1.84
CL-04	sulphide	3/8	2.73	0.99	**47.10**	26.21	0.45	0.92

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

As seen in the table, strong gold recoveries were achieved for Oxide and Mixed material, at 81% and 72% respectively, which supports the use heap leaching for these ore types. The results for Sulphide material were significantly lower, at 47%, which indicates that alternative processing methods, such as flotation or Carbon In Pulp leaching may be more suitable for this ore type. Additional work will be conducted to further characterize the mineralization at San Antonio and determine the most cost effective methods of gold extraction for the various ore types.

Current Work and Future Exploration

The company has engaged AMEC E&C Services Inc. ("AMEC"), a respected engineering group, to conduct a Preliminary Assessment ("PA"), also known as a Scoping Study, of its 100%-owned San Antonio gold project in Baja California Sur, Mexico. AMEC's study will independently evaluate different development possibilities and assess the anticipated economic viability of the project. The results will be released in a NI 43-101 compliant report that is expected to be completed by the end of the third quarter of 2010. The report will also contain AMEC's recommendations for continued development of the San Antonio gold project.

Additionally, the Company has engaged Schlumberger Water Services - Mexico/Central America (Schlumberger) to conduct a Phase-I, water resource delineation and characterization of the San Antonio Project. Schlumberger is a technical division of the reservoir management segment of Schlumberger Limited, operating in Mexico under the entity of Dowell Schlumberger de Mexico SA de CV. Schlumberger's long-term objectives for this work are evaluating and recommending means of developing water resources for the project, developing and implementing a water-quality monitoring program, and developing and implementing groundwater control measures.

The Company has also announced a +11,000-metre drill program to continue exploration and definition in its numerous exploration targets.These include the current resource zones of Los Planes, Colinas and Intermediate, as well as new exploration targets such as the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey. Surface exploration work has commenced in the Triunfo zone with reconnaissance geological work and rock-chip sampling of mineralized zones.

The Company has assembled an experienced pre-development mining team to complete relevant, engineering, permitting, surface rights and water rights acquisitions that are all in progress.

La Colorada Project

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company's plan to consolidate the mining district:

1.   On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

    On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

    Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

    The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

The vendors are working on securing an adjacent concession, Sonora IV, which the Company had the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share, which expired un-exercised.

Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

On February 12, 2008, the Company entered into an option agreement to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the option agreement dated February 12, 2008, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 (CDN $102,491 paid)
US$100,000 – March 23, 2009 (CDN$121,131 paid)
US$100,000 – March 3, 2010 (CDN$103,260 paid)
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at CDN $65,745)
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010 (Issued 40,483 common shares valued at CDN$59,915)
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

The cash equivalent of the common shares shall be based on the volume weighted average trading price for the shares traded on the Toronto Stock Exchange ("TSX") for the ten trading days ending seven (7) business days immediately prior to each payment date. The payment of any of the described payments in common shares of the Company is subject to acceptance by the TSX and will be subject to a four-month hold period.

2. On August 14, 2008, Pediment purchased six adjacent mineral concessions from the Peñoles group for a total consideration of US$100,000 (CDN$109,688 - paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

2009 Resource Estimate for the El Crestón, La Colorada and Gran Central zones.

On December 18, 2009 The Company released its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate has been generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

targets, broken rock possible resources (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

Class	Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 982 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used. At La Colorada-Gran Central, bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

The authors of the La Colorada Report believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. The authors have recommended that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

1. Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,
2. Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,
3. Environmental impact studies, including sociological and community relationships,
4. Permitting,
5. Adjacent Property Evaluation and Acquisition
6. Geostatistical analysis and mineral resource calculation. This work should include:
7. For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.
8. Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.
9. The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

Report on recent exploration activities on La Colorada

During the six months ended March 31, 2010, Pediment continued exploration at La Colorada during 2009 with further bench sampling and also RC- and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. A total of 9,489.0 metres were drilled during 2009, of which 1,520.0 metres were diamond and 7,970.0 metres were RC. Highlight results for the La Colorada drill program are shown below (As reported on news release dated November 17, 2009):

Table of selected 2009 drill results for the Veta Madre gold zone. No well-defined dip has been measured for the Veta Madre zone, having an irregular shape to depth with a east-northeast strike. Intervals reported cannot be considered true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R66	0.00	25.91	25.91	0.81	3.55
R69	3.05	28.96	25.91	0.59	2.15
R90	4.57	60.96	56.39	0.53	4.53
R91	0.00	25.91	25.91	1.08	2.94
R92	12.19	36.58	24.39	1.83	12.44
R94	0.00	39.62	39.62	1.11	2.68
R95	0.00	28.96	28.96	1.07	2.38
R96	32.00	41.15	9.14	1.12	2.93
R97	13.72	42.67	28.95	0.89	4.82

Table of results for the La Verde zone. La Verde has a east-northeast strike with a roughly -50 degree dip to the north. Widths are approximately true width for drill holes oriented to azimuth 160 and having a dip of -50 to the south (see website for full drill hole collar table).

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R57	21.34	25.91	4.57	36.33	83.97
Including	21.34	22.86	1.52	93.05	82.00
Including	22.86	24.38	1.52	13.99	21.90
Including	24.38	25.91	1.52	1.95	148.00
R58	19.81	27.43	7.62	1.60	20.48
Including	22.86	24.38	1.52	3.03	29.50
R103	9.14	15.24	6.10	2.98	29.70
Including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
R105	3.05	13.72	10.67	0.75	6.90

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

Table of results for the Gran Central vein zone. The vein zone has a dip of approximately -60 degrees to the north. The intercepts of drill holes dipping -45 to -50 degrees to the south will be near true width.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
DH-01	176.00	198.00	22.00	1.93	77.56
DH-05	69.5	70.5	1	7.220	6.6
And	96.6	100.6	4	1.380	40.5
including	98.6	99.6	1	4.298	135.0
And	165.2	207	41.8	1.025	5.3
including	170.2	171.2	1	4.362	2.7
including	175.2	177.2	2	4.344	5.3
including	188	189	1	3.978	3.6
And	210	221	11	0.800	3.8
And	225	231.5	6.5	0.582	5.0
And	245.6	247.6	2	2.586	3.5
R76	22.86	30.48	7.62	0.40	3.10
And	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
And	141.73	144.78	3.05	0.98	41.00
And	155.45	158.50	3.05	1.22	3.40

The El Crestón zone has a vertical-dipping south vein and other veins to the north dipping approximately -45 degrees to the south. Widths reported are not true widths. Please visit Pediment's website for a full drill hole collar table.

R115	10.67	18.29	7.62	4.86	16.78
including	13.72	15.24	1.52	22.56	44.00
And	65.53	74.67	9.14	1.37	9.78
including	67.05	68.58	1.52	4.79	19.70
And	91.44	100.58	9.14	1.01	7.18
And	160.02	163.07	3.05	1.68	7.35
R116	32.00	48.77	16.76	0.48	7.72
And	54.86	57.91	3.05	3.42	6.00
And	57.91	59.44	1.52	106.18	28.80
And	59.44	68.58	9.14	0.44	7.53

The La Colorada vein has a dip of between -45 and -50 degrees to the north-northeast. The intercepts for drill holes dipping -45 or -50 to the south will be near true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R71	103.63	115.82	12.19	0.85	0.86
And	137.16	143.26	6.10	4.94	15.85
including	137.16	138.68	1.52	3.34	14.30
including	138.68	140.21	1.52	4.93	13.90
including	140.21	141.73	1.52	8.42	23.60
including	141.73	143.26	1.52	3.07	11.60
R72	60.96	71.63	10.67	1.44	37.02
including	64.01	65.53	1.52	5.25	97.00

Data Review and Potential for La Colorada

During the past twelve months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with definitions described under NI 43-101. No "Qualified Person" as defined by NI43-101 has done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.
La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces
Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces
Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.
La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.
La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.
Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.
Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

6.0 RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures from deferring exploration costs directly related to investigations of mineral properties to expensing such costs until such time as their development potential is evidenced by a positive economic analysis of the project. The change is being made to facilitate consistent accounting policies amongst all of the companies in the consolidation group as the accounting policy for mineral properties in the foreign jurisdiction that the Company operates requires that exploration costs be expensed.

The Company's accounting policy as it relates to its acquisition of its mineral properties is to capitalize all costs of acquiring natural resource properties until the properties to which they relate are placed into production, sold or abandoned or impaired.

At September 30, 2008 the Company wrote-down certain of its mineral concessions with exception of its San Antonio and La Colorada projects.

The Company currently does not have an operating or producing mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company's operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Three months ended March 31, 2010, compared to three months ended March 31, 2009

The Company recorded a net loss and comprehensive loss of $1,335,007 for the three months ended March 31, 2010 ($0.03 loss per share) compared to a net loss and comprehensive loss of $867,541 ($0.02 loss per share) for the three months ended March 31, 2009, an increase in net loss and comprehensive loss of $467,466, as explained in the following paragraphs.

Salaries expense and consulting fees were $268,395 in the three months ended March 31, 2010 compared to $343,381 in the same period in 2009, a decrease of $74,986. The decrease of $74,986 in 2010 when compared to 2009 is due to a decrease in the amount of consulting services retained that are not directly related to the Company's mineral properties.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $354,930 in the three months ended March 31, 2010 compared to $88,558, in the same period in 2009, a decrease of $266,372. Less options vested during the three months ended March 31, 2010 when compared to the three months ended March 31, 2009.

Travel expense was $76,059 during the three months ended March 31, 2010 compared to $64,577 in the three months ended March 31, 2009, a decrease of $11,482. The decrease is due to a reduction in travel between the Company's head office in Vancouver and its operations in Mexico.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

Investor relations expense was $66,326 during the three months ended March 31, 2010 compared to $85,474 during the three months ended March 31, 2009, an decrease of $19,148. The decrease is due to the Company's reduced promotional activities when compared to the same period in 2009.

Transfer agent and filing fees was $25,105 in the three months ended March 31, 2010 compared to $99,405 in the three months ended March 31, 2009, a decrease of $74,300. In 2009, the Company incurred increased listing fees as a result of becoming listed on the TSX as of March 2, 2009.

Investment and other income was $20,582 during the three months ended March 31, 2010 compared to $149,496 in the three months ended March 31, 2009, an decrease of $128,914 due to a decrease in the interest rates received on the Company's cash and cash equivalents during 2010 when compared to 2009.

During the three months ended March 31, 2010 the Company expended $471,076 on exploration expenses compared to $156,218 during the three months ended March 31, 2009, an increase of $314,858. The increase is due to the company increasing the level of activity being carried out on its mineral properties when compared to the same period 2009.

During the three months ended March 31, 2010 the Company recorded a $29,364 foreign exchange gain compared to a $74,789 foreign exchange loss during the three months ended March 31, 2009, an increase of $102,518. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $6,714,447 of its $18,973,664 in total assets.

The changes in foreign exchange gains/(losses) is a result of the fluctuations in exchange rates between the Canadian dollar and Mexican peso during the three months ended March 31, 2010 when compared to the same period in 2009. During the three months ended March 31, 2010, the average exchange rate was 12.26 with a high of 12.05 and a low of 12.44, compared to an average exchange rate of 11.54, a high of 10.93 and a low of 12.02 when compared to the same period in 2009. During the three months ended March 31, 2010 exchange rates were relatively stable in comparison to the higher volatility in exchange rates that were experienced during the three months ended March 31, 2009.

Six months ended March 31, 2010, compared to six months ended March 31, 2009

The Company recorded a net loss and comprehensive loss of $2,765,346 for the six months ended March 31, 2010 ($0.06 loss per share) compared to a net loss and comprehensive loss of $2,310,918 ($0.05 loss per share) in the year ended March 31, 2009, an increase in net loss and comprehensive loss of $454,428, as explained in the following paragraphs.

Salaries expense and consulting fees were $620,481 in the six months ended March 31, 2010 compared to $740,784 in the same period in 2009, a decrease of $120,303. The decrease of $120,303 in 2010 when compared to 2009 is due to a decrease in the amount of consulting services retained that are not directly related to the Company's mineral properties.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $425,822 in the six months ended March 31, 2010 compared to $717,639, in the same period in 2009, a decrease of $291,817. Less options vested during the six months ended March 31, 2010 when compared to the six months ended March 31, 2009.

Transfer agent and filing fees was $45,949 in the six months ended March 31, 2010 compared to $104,376 in the six months ended March 31, 2009, an decrease of $58,427. In 2009, the Company incurred increased listing fees as a result of becoming listed on the TSX as of March 2, 2009.

Legal and audit fees were $67,927 during the six months ended March 31, 2010 compared to $56,767 during the six months ended March 31, 2009, an increase of $11,160 due to additional services provided by legal counsel in Mexico during 2010 compared to 2009.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

Investment and other income was $88,046 during the six months ended March 31, 2010 compared to $192,322 in the six months ended March 31, 2009, an decrease of $104,276 due to a decrease in the interest rates received on the Company's cash and cash equivalents during 2010 when compared to 2009.

During the six months ended March 31, 2010 the Company expended $974,638 on exploration expenses compared to $847,301 during the six months ended March 31, 2009, an increase of $127,337. The increase is due to the company completing the 2009 drill program during the three months ended December 31, 2009 and due to the company increasing the level of activity being carried out on its mineral properties when compared to the same period 2009.

During the six months ended March 31, 2010 the Company recorded a $25,131 foreign exchange gain compared to a $341,104 foreign exchange gain during the six months ended March 31, 2009, an decrease of $315,973. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $6,714,447 of its $18,973,664 in total assets.

The changes in foreign exchange gains/(losses) is a result of the changes in rates between the Canadian dollar and Mexican peso exchange rates at March 31, 2010 (12.11) and September 30, 2009 (12.57) when compared to the same period in 2009 when the exchange rates at March 31, 2009 and September 30, 2008 were 11.28 and 10.35, respectively. During the six months ended March 31, 2010 exchange rates were relatively stable in comparison to the higher volatility in exchange rates that were experienced during the six months ended March 31, 2009.

7.0   SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company's operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP. The Company's reporting currency is Canadian dollars.

For the quarters ended

	March 31, 2010	Restated Dec. 31, 2009	Restated Sept. 30, 2009	Restated June 30, 2009
Total revenues (Interest & other income)	20,582	67,464	89,636	85,503
(Loss) for the quarter	(1,335,007)	(1,120,818)	(1,612,055)	(1,034,840)
(Loss) per share, basic and diluted	(0.03)	(0.02)	(0.04)	(0.02)

For the quarters ended

	Restated March 31, 2009	Restated Dec. 31, 2008	Restated Sept. 30, 2008	Restated June 30, 2008
Total revenues (Interest & other income)	149,497	42,826	147,637	154,003
(Loss) for the quarter	(867,541)	(1,443,377)	(3,181,259)	(3,334,772)
(Loss) per share, basic and diluted	(0.02)	(0.03)	(0.08)	(0.8)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company's guaranteed investment certificates earn interest.

The nature of the Company's operations has remained unchanged from prior periods. Changes in operating expenses can increase/decrease depending on the Company's level of activity. Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

8.0   LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010, the Company had cash and cash equivalents of $12,071,009 (March 31, 2009 - $15,509,901) and working capital of $13,217,415 (March 31, 2009 - $16,127,636). The Company has allocated $8.4 million in fiscal year 2010 for general and administrative expenses and for the continued development of its mineral properties. With working capital of $13,217,415 the Company has sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.

The Company's cash equivalents are highly liquid, short-term investment grade securities held at major Canadian financial institutions in accordance with the Company's investment policy. The Company's cash and cash equivalents are comprised of the following:

	March 31, 2010	December 31, 2009
Held at major Canadian financial institutions:		
Cash	$ 270,902	$ 538,199
Cash equivalents	11,776,428	12,779,530
	12,047,330	13,317,729
Held at major Mexican financial institutions:		
Cash	23,679	109,629
Total cash and cash equivalents	**$ 12,071,009**	**$ 13,427,358**

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets during the year, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management's ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company's mineral properties, market prices for natural resources and the non-viability of the projects.

9.0   TRANSACTIONS WITH RELATED PARTIES

(a)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

   (i)   As at March 31, 2010, $18,597 (2009 - $12,085) is due from a company with common directors for its share of rent and improvements for shared office space.

   (ii)   As at March 31, 2010, $25,679 (2009 - nil) is due to directors/officers of the Company for director and consulting fees.

(b)   As at March 31, 2010, $21,000 (2009 - $21,000) of prepaid expenses relates to a one month advance on consulting fees paid to a company with a common director.

(c)   Included in consulting fees is $210,000 (2009 - $212,427) of which $120,000 (2009 - $120,000) was charged by a company owned by a director and $90,000 (2009 - $92,427) by a director for consulting services.

(d)   Included in consulting fees is $46,000 (2009 – $42,000) paid to directors for directors' fees.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

(e)   Rent of $13,800 (2009 - $13,800) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

10.0   OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

11.0   CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease. The Company has an agreement to lease office space. The future minimum lease payments by calendar year are as follows:

2010	$ 53,058
2011	106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372
	$ 512,894

In order for the remaining option agreement on the La Colorada project to remain in good standing, the option payments are due as follows:

Year	Cash	Shares	Total
2011	US$100,000	US$115,000	US$215,000

The Company has no material capital lease agreements and no material long term obligations other than those described above.

12.0   PROPOSED TRANSACTIONS

The Company has no proposed transactions.

13.0   RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

 a) The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

 b) The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

c) Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d) The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e) The operations of the Company will require various licenses and permits from various governmental authorities. There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f) There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

g) The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

h) The Company's operations are currently conducted in Mexico, and as such the Company's operations are exposed to various levels of political and other risks and uncertainties. These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

i) Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

14.0   DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

15.0   CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs are deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company's accounting policy is to expense exploration costs until such time as their development potential is evidenced by a positive economic analysis of the project. This policy is to facilitate consistent accounting policies amongst all of the companies in the consolidation group

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

as the accounting policy for mineral properties in the foreign jurisdiction that the Company operates requires that exploration costs be expensed. A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company's asset retirement obligations. The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

16.0   CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a)   Change in Accounting Policy

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported March 31, 2010 consolidated financial statements is as follows:

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

	As previously reported	Restatement	As restated
Mineral properties – Mar 31, 2009	13,842,092	(9,191,542)	4,650,550
Exploration expenses for the period ended Mar 31,2009	25,748	821,553	847,301
Loss for the period ended Mar 31, 2009	1,489,365	821,553	2,310,918
Loss per share for the period ended Mar 31, 2009	0.03	0.02	0.05
Deficit at Mar 31, 2009	35,837,317	8,928,914	44,766,231

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated
Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313
Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

(b)   Future changes in accounting policies:

International Financial Reporting Standards (IFRS):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is being carried out. The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.

The Company is in the preproduction stage and therefore has not yet adopted accounting policies that a producing company needs. In a number of cases, the Company will be adopting IFRS as an initial policy, rather than a change from existing policies to IFRS. The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

Revenue Recognition: As the Company has never had any revenue to report, it will be adopting appropriate policies to satisfy IFRS policies.

Property, Plant and Equipment: IFRS requires that the Company identify different components of its fixed assets. As this has been the Company's practice, compliance will not result in a change. Assets have been identified in accordance with their useful lives in order to properly amortize their cost to operations.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

In accordance with normal practices within the mining industry, the estimated life of mine will affect the amortization rates in some categories, and this estimate is subject to change as the mine progresses through production, resulting in revised amortization rates from time to time.

IFRS allows the revaluation of assets at fair value. The current book values of equipment are sufficiently close to fair value that no adjustment is considered necessary. The Company will adopt the cost model to determine the carrying value of equipment.

The carrying costs of the Company's mineral properties reflects only the costs of acquisition; the carrying value does not reflect the costs of exploration, drilling, evaluation, testing and independent review. IFRS permits the capitalization of exploration costs prior to the establishment of ore reserves that would support the economic viability of a project. The Company's policy is to expense all costs incurred until a successful economic evaluation under NI 43-101 standards is reached, which could potentially result in the understatement of the value of certain mineral properties that do reach the development stage.

Contributed Surplus: There are a number of small presentation and disclosure differences between Canadian GAAP and IFRS. The small differences noted are not expected to have a significant difference on the Company. However, the 'Contributed Surplus' should be described as 'Other reserves' or 'Share-based payment reserves' under IFRS.

Stock-based compensation: There are a number of differences in accounting for stock-based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on the Company. No significant impact is expected.

Financial Instruments: The Company's current financial instruments are simple and require no analysis. Should the Company enter into hedging agreements on any future production; the requirements of IFRS will be followed.

Impairment tests: Impairment tests have been applied on the carrying value of projects on a quarterly basis, as required under Canadian GAAP. Although the methodology of testing for impairment under IFRS is slightly different, no complications are expected on the transition to IFRS,

Income Taxes: An analysis of IFRS requirements will be done when the new standards become available. With no current revenues or taxable income, and with no anticipated contentious issues regarding the tax value of assets or non-capital losses carried forward, no complications are anticipated.

Financial Disclosure: Based on publications to date, none of the requirements to comply with reporting under IFRS presents any foreseeable difficulty.

In summary, an analysis of the requirements for making the transition to IFRS and the subsequent compliance for financial reporting purposes indicates there should not be any difficulty, due to the simplicity of the Company's current operations and the fact that IFRS will be adopted as initial policy in most cases, rather than a change from an existing policy.

17.0 MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

Management has conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2010. Based on management's assessment and those criteria, management has concluded that the internal controls over financial reporting as at March 31, 2010 were effective.

18.0   DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and CFO have evaluated the Company's disclosure controls and procedures and have concluded that they are effective as of March 31, 2010.

19.0   LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company's control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls. Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions. In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

20.0   FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

The fair value of financial instruments at March 31, 2010 and September 30, 2009 is summarized as follows:

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

	March 31, 2010		September 30, 2009	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 12,071,009	$ 12,071,009	$ 15,553,239	$ 15,553,239
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 22,334	$ 22,334	$ 25,726	$ 25,726
Due from related parties	$ 18,596	$ N/A	$ 19,419	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 21,160	$ 21,160	$ 227,517	$ 227,517
Due to related parties	$ 25,679	$ N/A	$ 26,380	N/A

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	March 31 2010	September 30 2009
Held at major Canadian financial		
Cash	$ 270,902	$ 538,199
Cash equivalents	11,776,428	12,779,530
	12,047,330	13,317,729
Held at major Mexican financial		
Cash	23,679	109,629
Total cash and cash equivalents	$ 12,071,009	$13,427,358

Included in cash equivalents at March 31, 2010 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2009 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 and (2009 - September 8, 2009 and December 10, 2009).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.   The Company believes it has sufficient cash and cash equivalents at March 31, 2010 in the amount of $12,017,009 (2009 - $15,509,901) in order to fund its 2010 operating and expenditures and to continue operations through fiscal 2011. At March 31, 2010, the Company had accounts payable and accrued liabilities of $21,160 (2009 - $141,446) and amounts due to related parties of $25,679 (2009 - $nil), which will become due for payment within three months.

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2010 and 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at March 31, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the six months ended March 31, 2010

	Reasonably Possible	
	2010	2009
CDN $: MXN peso exchange rate	+9%	+11%
Net loss and comprehensive loss	$ 72,722	$ 64,072
CDN $: MXN peso exchange rate	-9%	-11%
Net loss and comprehensive loss	$ (89,062)	$(107,374)

(iii)   Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

21.0   DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 14, 2010, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,513,812
Stock options (vested and unvested)	4,182,500
Warrants	1,611,500
Finder's warrants	386,760
Fully Diluted shares outstanding	53,694,572

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, *Gary Freeman, the Chief Executive Officer of Pediment Gold Corp.,* certify the following:

1.   *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of *Pediment Gold Corp.* (the "issuer") for the interim period ended *March 31, 2010*.

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5.   *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

    (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

        (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

        (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

    5.2   *ICFR – material weakness relating to design: N/A*

    5.3   *Limitation on scope of design: N/A*

6.   *Reporting changes in ICFR:* The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on *January 1, 2010* and ended on *March 31, 2010* that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 14, 2009

"Gary Freeman"
Gary Freeman
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, *John Seaman, the Chief Financial Officer of Pediment Gold Corp.*, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Pediment Gold Corp.** (the "issuer") for the interim period ended **March 31, 2010**.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

    (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

        (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

        (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is *Internal Control – Integrated Framework* – published by the **Committee of Sponsoring Organizations of the Treadway Commission (COSO)**.

5.2 *ICFR – material weakness relating to design: N/A*.

5.3 *Limitation on scope of design: N/A*.

6. *Reporting changes in ICFR:* The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on *January 1, 2010* and ended on *March 31, 2010* that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 14, 2010

"John Seaman"
John Seaman
Chief Financial Officer

Exhibit 99.5



June 07, 2010

Pediment Gold Begins 40,000 Meter Drill Program at San Antonio

Vancouver, BC, June 07, 2010 – Pediment Gold Corp. (TSX: PEZ, OTCBB: PEZGF Frankfurt: P5E) ("Pediment" or "the Company") is pleased to announce the Company has commenced drilling on its 100%-owned San Antonio Gold property in Baja Sur, Mexico. The drill program was originally announced on January 14, 2010, and contemplated 11,000 metres, however due to additional information developed during the last few months; the drill program has been expanded to 40,000 metres and will utilize one reverse circulation (RC) drill and one diamond drill. The program has been designed to accomplish three key objectives; exploration, metallurgical geotechnical, and further definition sampling of the resources reported in the Technical Report and Resource Update, by Herdrick and Giroux, dated November 29, 2009, and announced on December 18, 2009 (the "Report"). The Report outlined a Measured Resource of 34.2 million tonnes grading 1.09 g/t gold and an Indicated Resource of 13.1 million tonnes grading 0.80 g/t gold, totaling 1.54 million ounces of gold at a 0.40 grams of gold per tonne cut off level.

A map of the proposed drill hole map can be viewed at the following link:
http://www.pedimentexploration.com/i/maps/baja/SA_DH_Location_Layout_2.jpg

The first 24,000 metres of RC drilling will focus on the definition of the Los Planes, Los Colinas and intermediate zones that are now thought to be a continuous zone of gold mineralization. Recent re-logging of previously drilled material coupled with a reinterpretation of the geophysical data, has resulted in a better understanding of the interrelated structural and porphyritic intrusive setting of mineralized zones at the San Antonio project site. Five very young cross cutting fault structures, identified only from drilling, are better understood where they offset gold mineralization and where the trends may continue along a 2 kilometre trend. The Company now believes there is potential for additional gold mineralization as a result of a better understanding of these covered mineralized zones and their fault offsets. The emphasis for drilling in this area is twofold; it should lead to a reclassification of the existing resource and provide the Company with the information necessary to determine whether it can enhance the currently known gold resource.

Secondly, a 7,500-metre, diamond-drill-hole program at Los Planes will include several large-diameter, PQ size core holes that will be drilled to systematically sample the known mineralized areas. This will provide material with a good spatial distribution for advanced metallurgical test work. Also, several oriented-core holes are planned to obtain geotechnical information for use in estimating potential pit slope angles. Finally some of the core drilling will twin RC drill holes for Quality Control purposes.

The Company has also planned 8,500 metres of drilling on nearby exploration targets further along strike of the known gold resource at Los Planes. In addition, located several kilometres to the west of Los Planes is an area known as El Triunfo, where systematic geological mapping with an emphasis on the detailed structural setting is being conducted. Several smaller, historic, past-producing mines exist in this area that produced gold and silver with lead and zinc mineralization and appear to be a mesothermal mineralized system like the San Antonio mineral deposits. Evidence of past production

from the Triunfo mine is in the form of large waste dumps and old artisanal workings that exist over a discontinuous distance of 15 kilometers. Although the gold mineralization is augmented with silver, lead and zinc along the Triunfo trend, El Triunfo is clearly a significant exploration target.

The Preliminary Assessment ("PA"), also known as a Scoping Study which began in April, 2010 and is being conducted by AMEC E&C Services Inc., ("AMEC") is continuing. The results will be released in a NI 43-101 compliant report that is expected to be completed by the end of the third quarter of 2010. The report will also contain AMEC's recommendations regarding continued plans for the development of the San Antonio gold project.

Additionally, progress is being made by Schlumberger Water Services - Mexico/Central America ("Schlumberger") to complete a Phase-I, water resource delineation and characterization of the San Antonio Project. Schlumberger's long-term objectives for this work are evaluating and recommending means of developing water resources for the project, developing and implementing a water-quality monitoring program, and developing and implementing groundwater control measures.

Quotations are being solicited and evaluated for other services relating to project development including metallurgical testing, slope stability, permitting, and socio-economic assessments.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418

On behalf of the board,

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Exhibit 99.6

<center>

Form 51-102F3
Material Change Report

</center>

Item 1:   **Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   **Date of Material Change**

June 7, 2010

Item 3   **News Release**

The news release was disseminated on June 7, 2010.

Item 4   **Summary of Material Change**

The Company begins 40,000 metre drill program at San Antonio.

Item 5 Full Description of Material Change
5.1   **Full Description of Material Change**

The Company announced that it has commenced drilling on its 100%-owned San Antonio Gold property in Baja Sur, Mexico. The drill program was originally announced on January 14, 2010, and contemplated 11,000 metres, however due to additional information developed during the last few months; the drill program has been expanded to 40,000 metres and will utilize one reverse circulation (RC) drill and one diamond drill. The program has been designed to accomplish three key objectives; exploration, metallurgical geotechnical, and further definition sampling of the resources reported in the Technical Report and Resource Update, by Herdrick and Giroux, dated November 29, 2009, and announced on December 18, 2009 (the "Report"). The Report outlined a Measured Resource of 34.2 million tonnes grading 1.09 g/t gold and an Indicated Resource of 13.1 million tonnes grading 0.80 g/t gold, totaling 1.54 million ounces of gold at a 0.40 grams of gold per tonne cut off level.

The first 24,000 metres of RC drilling will focus on the definition of the Los Planes, Los Colinas and intermediate zones that are now thought to be a continuous zone of gold mineralization. Recent re-logging of previously drilled material coupled with a reinterpretation of the geophysical data, has resulted in a better understanding of the interrelated structural and porphyritic intrusive setting of mineralized zones at the San Antonio project site. Five very young cross cutting fault structures, identified only from drilling, are better understood where they offset gold mineralization and where the trends may continue along a 2 kilometre trend. The Company now believes there is potential for additional gold mineralization as a result of a better understanding of these covered mineralized zones and their fault offsets. The emphasis for drilling in this area is twofold; it should lead to a reclassification of the existing resource and provide the Company with the information necessary to determine whether it can enhance the currently known gold resource.

Secondly, a 7,500-metre, diamond-drill-hole program at Los Planes will include several large-diameter, PQ size core holes that will be drilled to systematically sample the known mineralized areas. This will provide material with a good spatial distribution for advanced metallurgical test work. Also, several oriented-core holes are planned to obtain geotechnical information for use in estimating potential pit slope angles. Finally some of the core drilling will twin RC drill holes for Quality Control purposes.

The Company has also planned 8,500 metres of drilling on nearby exploration targets further along strike of the known gold resource at Los Planes. In addition, located several kilometres to the west of Los Planes is an area known as El Triunfo, where systematic geological mapping with an emphasis on the detailed structural setting is being conducted. Several smaller, historic, past-producing mines exist in this area that produced gold and silver with lead and zinc mineralization and appear to be a mesothermal mineralized system like the San Antonio mineral deposits. Evidence of past production from the Triunfo mine is in the form of large waste dumps and old artisanal

workings that exist over a discontinuous distance of 15 kilometers. Although the gold mineralization is augmented with silver, lead and zinc along the Triunfo trend, El Triunfo is clearly a significant exploration target.

The Preliminary Assessment ("PA"), also known as a Scoping Study which began in April, 2010 and is being conducted by AMEC E&C Services Inc., ("AMEC") is continuing. The results will be released in a NI 43-101 compliant report that is expected to be completed by the end of the third quarter of 2010. The report will also contain AMEC's recommendations regarding continued plans for the development of the San Antonio gold project.

Additionally, progress is being made by Schlumberger Water Services - Mexico/Central America ("Schlumberger") to complete a Phase-I, water resource delineation and characterization of the San Antonio Project. Schlumberger's long-term objectives for this work are evaluating and recommending means of developing water resources for the project, developing and implementing a water-quality monitoring program, and developing and implementing groundwater control measures.

Quotations are being solicited and evaluated for other services relating to project development including metallurgical testing, slope stability, permitting, and socio-economic assessments.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this material change report.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the drill program at San Antonio, future work plans, possible outcomes of planned exploration programs and the completion and timing of a new 43-101 technical report. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, and business plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

June 7, 2010